XTribe, P.L.C.

1st floor

Victory House, 99-101

Regent Street

London W1B4EZ

United Kingdom

April 20, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jan Woo, Legal Branch Chief

Re:	XTribe P.L.C (the “Company”)
Amendment No. 3 to Registration on Form S-1
File No. 333-214799
Filed on April 7, 2017

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated April 19, 2017 addressed to Mr. Enrico Dal Monte, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Amendment No. 3 to Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 4 to Form S-1.

Certain Relationships and Related Party Transactions and Director Independence

Related Party Transactions, page 39

1. We note that the agreement with X-Solution S.R.L. is a related party transaction. Please identify the officer that has a material interest in X-Solution S.R.L. and provide the information required by Item 404(d) of Regulation S-K.

COMPANY RESPONSE:

We have included the identity of the person (who is not an officer or director of the Company) that has a material interest in the X-Solution S.R.L transaction together with the information required by Item 404(d) of Regulation S-K. The relationship is that the principal of X-Solution S.R.L. is a shareholder of the Company and owns less than 1% of the issued and outstanding shares of the Company.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2. Please revise to include a signed report from your independent registered public accounting firm. Refer Rule 2.02(a) of Regulation S-X.

COMPANY RESPONSE:

We have included a signed report from our independent public accounting firm in Amendment No. 4.

On behalf of the Company, we acknowledge that:

●   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XTRIBE, P.L.C,

By:	/s/ Enrico Dal Monte
Enrico Dal Monte

Chief Executive Officer

cc: Robert L. B. Diener, Esq.